Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of Americold Realty Trust for the registration of its common shares and to the incorporation by reference therein of our report dated March 29, 2018, except for the effects of the retrospective adoption of the Accounting Standards Updates and reclassification discussed in Note 2, as to which the date is September 11, 2018, with respect to the consolidated financial statements and schedule of Americold Realty Trust included in the Americold Realty Trust’s Current Report on Form 8-K dated September 11, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

February 22, 2019